EXHIBIT 99.1

The Bezeq Era
Investors Presentation, July 2011

1
Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

IGLD’s Key Parameters
2
 Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom
 Communications Ltd.
 Internet Gold’s primary holding is its approximately 78.11% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 31.22%) in Bezeq,
 The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ).
 From April 14, 2010 through May 31, 2011, BCOM repaid more than NIS 1.5 billion of bank debt that was incurred to fund its April 2010 acquisition of the controlling interest in Bezeq, including
 ~ NIS 1.3 billion are nominal principal installments.
IGLD’s unconsolidated net debt:	NIS 657 million
Estimated value of base asset:	NIS 2.1 billion
Unconsolidated LTV:	36%
1 As of March 31, 2011
2 IGLD’s base asset defined as the market cap of its 78.1% ownership interest in BCOM’s outstanding shares as of July 20, 2011
3 Based on Midroog report from July 17, 2011
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3

4
• Founded in 1979
• One of Israel’s largest holding companies with a strong presence in Israel and a growing international presence
• Owned by Shaul Elovitch, Chairman of the Board of Directors and CEO (80% ownership)
 and Yossef Elovitch, Director (20% ownership)
• Solid financial base and strategic partnerships ensure the strong backing necessary to accelerate growth
• Diversified portfolio with investments in telecommunications, media, real estate, consumer electronics and financial services
YES - D.B.S. Satellite
Services (1998) Ltd.
Walla Shops
Space
Communications Ltd.
Satcom Sys Ltd.
Satlink
Communications Ltd.
Traded on TASE
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Traded on NASDAQ
Internet Gold
Golden Lines Ltd.
Bezeq
B Communications
Pelephone
Bezeq International
Bezeq On-Line
Telecom Services
Media
Satellite Services
Telecom Consumer
Electronic Products
Eurocom Cellular
Communications
(Nokia)
Eurocom Digital
Communications
(Panasonic)
D.M. Engineering
Ltd.
Eurocom Communications
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Walla
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Eurocom Real
Estate Ltd.
E.G.R.E. Ltd.
Real Estate
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Enlight energy Ltd.
Eurocom Capital
Finance Ltd.
Eurocom Capital
Underwriting Ltd.
Pilat Media
Global Plc.
Investments &
    Finance
Pointer
Telocation
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EITAG . Ltd.
Eurocom Group Overview

Eurocom: Israel’s Largest
Communications Footprint

 Proven capabilities in:
 • Strategy creation & strategic planning
 • Marketing & brand development
 • Operational & financial management
 • Management of mergers & acquisitions
 • Creation of partnerships
 • Capital raising: 9 major transactions
 • 2 IPOs - IGLD and SMLC
 (renamed-BCOM)
 • 7 bond issues
over 30 years of operational &
marketing experience
Doron Turgeman
CFO since 2001
17 years experience in financial
management , 15 years in
communications
IGLD - Experienced, Disciplined Leadership
5
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Member of the Board of Bezeq

Key Milestones for IGLD
From small entrepreneurial business
to large holding company
6
 • Internet emerges as a major commercial service
 • IGLD decides to focus on ISP activities
 • Expansion into Content and Value-Added Services
 • Successful listing on NASDAQ (IGLD) (TASE dual listing 2005)
1995
To
2000
2000
to
2007
 • Israeli telecom market commences privatization process
 • Eurocom participates in the privatization process and forms a corporate vehicle for that purpose
 • Goal: to become one of Israel’s leading telecom service providers
2007
to
2009
1992
to
1995
2009
to
2011
 • Acquisition of the controlling interest in Bezeq - Israel’s telecom market leader
 • From April 14, 2010 through May 31, 2011, BCOM repaid more than NIS 1.5 billion (US$ 455 million) of its bank debt which incurred to fund its April 2010 acquisition of the controlling interest in Bezeq.

Eurocom Group¹
Internet Gold
Golden Lines
BCOM²
~78%
~78%
~31%
Walla!
100%
100%
100%
~50%
100%
Mobile telephony
and data
Fixed-line, broadband
infrastructure, data
com
Call centre
services
ILD, ISP,
enterprise
solutions
Pay-TV
(DTH)
Internet
portal
Source: Company information, Bezeq’s investors’ presentation.
¹ In addition Eurocom holds approximately 1.37% direct interest in BCOM.
² Prior to April 2010, BCOM (B Communications Ltd.) operated under the name 012 Smile.Communications.
Free float
~22%
Free float³
Free float
~21%
7
• April 2010 - BCOM acquired the controlling interest in
 Bezeq from the Apax-Saban-Arkin consortium
• Bezeq trades on the Tel-Aviv Stock Exchange,
    BCOM and IGLD - listed on the NASDAQ Global
    Select Market & TASE
~71%

Bezeq
Overview

Bezeq: Israel’s Most Comprehensive Communications
Infrastructure and Service Provider

Fixed-Line
Fixed-line, broadband
infrastructure, data com
2010 Rev.: NIS 5.26bn
2010 EBITDA: NIS 2.73bn
Bezeq Int’l
ILD, ISP,
enterprise solutions
2010 Rev.: NIS 1.38bn
2010 EBITDA:NIS 414mm
Pelephone
Mobile telephony
and data
2010 Rev.: NIS 5.73bn
2010 EBITDA:NIS 1.98bn
yes
Pay-TV
(DTH)
2010 Rev.: NIS 1.58bn
2010 EBITDA:NIS 463mm
Bezeq on line
Call centre
services
100%
100%
100%
49.8%¹
100%
Listed on TASE
Bezeq Group
2010 Rev. NIS 11.99bn
2010 EBITDA  NIS 5.19bn
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¹ 50.2% held by Eurocom. Following a Supreme Court decision which prevents Bezeq from acquiring control of yes, as of August 21, 2009,
Bezeq ceased consolidating yes’ s financial results and began accounting for its investment in yes according to the equity method
² In September 2010, Bezeq International sold its entire holding in Walla! to Bezeq
Walla!
Internet portal
71%²

Revenues
EBITDA
Source : Bezeq’s investor presentation
2008 and 2009 figures do not consolidate YES results
* Free cash flow is defined as free cash flow from operating activities offset by net capital expenditures (Capex)
Bezeq’s Results
(NIS Million)

Bezeq Overview

Bezeq Fixed-Line
Fixed-line, broadband infrastructure, data com
Bezeq Int’l
ILD, ISP, enterprise solutions
Pelephone
Mobile telephony and data
 • Leading provider of broadband services
 (ADSL) in Israel with over 1 million
 installed lines
 • 2.5 million installed fixed lines for
 domestic telephony
 • Provides customers with high speed
 data transmission and ultra-fast
 Internet services over existing copper
 lines
 • Deploying next generation (“NGN”)
 broadband infrastructure and content
 services
 • Resilient, leading ISP provider with 36%
 market share
 • Provider of communications solutions
 in international telecom, web hosting,
 data communications, and information
 security solutions
 • Launch of “private NGN” and VoB
 services offerings in 2009
 • Israel’s leading cellular phone operator
 with more than 2.7 million subscribers
 • HSPA subscriber leader with over 1.5
 million subscribers
 • #1 in data as % of cellular service
 revenues. Reached 25% of cellular
 service revenues from data, content
 and Value added services.
 • 1st in Israel to offer mobile
 communication services
FY 10 Business overview
FY 10 Business overview
FY 10 Business overview
1 EBITDA- Net Capex

Bezeq’s Dividend Policy:
distribution of 100% of its after-tax profit on a semi-annual basis
Dividend Distributions (in NIS mm)
Source: Bezeq
¹ Based on regular and special dividends paid during the fiscal year.
² Special dividend paid in February 2007.
³ Special dividend which included a one-time gain of NIS 1.5 billion as a result of the deconsolidation of YES.
4 Special dividend paid in May 2011.
• Based on its ownership interest, BCOM will receive
 ~30% of Bezeq’s annual dividends
• Since 2006, Bezeq has paid over NIS 10 billion
 (US$ 2.6 billion) in dividends
• Bezeq has already paid the first of six equal special
 dividend payments which were declared by the Board
 of Directors and approved by the Israeli Court. This
 special dividend of 3 NIS billion in the aggregate will
 be paid on a semi-annual basis during 2011-2013
²
12
3
3,733
2,860
1,663
4

Projection of Future Debt Repayment
(2011-2019, NIS mm)

• The projected debt repayment is linked to the Israeli consumer price index as of June 30, 2011
• The projected debt repayment does not take into consideration future changes in the inflation rate
• All amounts include future estimated interest payments

IGLD’s Financials Parameters

1 As of March 31, 2011
2 IGLD’s base asset defined as the market cap of its 78.1% ownership interest in BCOM’s outstanding shares as of July 20, 2011
3 Based on Midroog report from July 17, 2011
4 BCOM’s base asset defined as the market cap of its 31.22% ownership interest in BEZEQ’s outstanding shares as of July 20, 2011
Unconsolidated gross debt:	NIS 1,044 million
Unconsolidated net cash:	NIS 387 million
Unconsolidated net debt:	NIS 657 million
Estimated value of base asset:	NIS 2.1 billion
Unconsolidated LTV:	36%
1
1
1
2
3
Bcom’s gross debt:	NIS 5,150 million
Bcom’s net cash and assets:	NIS 930 million
Bcom’s net debt:	NIS 4,220 million
Estimated value of base asset:	NIS 7.3 billion
1
1
1
4

Midroog Ltd., an Israeli rating company affiliated with Moody’s, has awarded a local A3 stable rating for a possible issuance of up to NIS 200 million of additional existing Series C Debentures or a new series of debentures with an average duration of approximately 5.5 years.
The Debentures, if offered, will be offered only in Israel pursuant to a shelf prospectus and a prospectus supplement, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities
Act”), and may not be offered or sold in the United States or to U.S. Persons (as such term is defined under Regulation S promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.
In awarding the A3 rating, Midroog cited the residual cash flow coverage ratios expected from B
Communications shareholdings. In Midroog's estimation, the debt servicing ability by means of the residual cash flow is not favorable when considering the amortization table structure, with a duration which is short in relation to the projected cash flow. Conversely, Midroog cited that the Company and B
Communications regularly maintain considerable fluid cash balances which are meant to serve as additional support for current debt servicing.
In addition, Midroog cited that the Company has a high ownership percentage in B Communications in a manner that does not threaten control of B Ccommunications under a scenario in which a portion of the shareholdings are sold. In addition, Midroog mentioned the low leverage ratio between the value of B
Communications shares held by the Company and the debt balance.
INTERNET GOLD - GOLDEN LINES DEBENTURES RECEIVE AN A3
STABLE RATING

The Bezeq Era
Thank you